United States

Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Textainer Group Holdings Limited

(Name of Issuer)

Common Shares, $0.01 par value per share

(Title of Class of Securities)

G8766E109

(CUSIP Number)

December 11, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☐  Rule 13d-1(c)

☒  Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. G8766E109

1	NAME OF REPORTING PERSON Trencor Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of South Africa

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,000,158 Common Shares
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,000,158 Common Shares
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,000,158 Common Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3%
12	TYPE OF REPORTING PERSON (See Instructions) CO

ITEM 1(a):	Name of Issuer:

Textainer Group Holdings Limited

ITEM 1(b):	Address of Issuer’s Principal Executive Offices:

Century House

16 Par-La-Ville Road

Hamilton HM HX

Bermuda

ITEM 2(a):	Name of Person Filing:

Trencor Ltd

ITEM 2(b):	Address of Principal Business Office or, if None, Residence:

Trencor Limited

13th Floor

The Towers South

Heerengracht

Cape Town 8001

South Africa

ITEM 2(c):	Citizenship:

Trencor Limited is organized under the laws of the Republic of South Africa.

ITEM 2(d):	Title of Class of Securities:

Common Shares, $0.01 par value per share

ITEM 2(e):	CUSIP Number:

G8766E109

ITEM 3	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4	Ownership.

(a)	Amount Beneficially Owned:

Trencor Limited (“Trencor”) owns 3,000,158 Common Shares of Textainer Group Holdings Limited (the “Issuer”) following an unbundling of the remainder of its share holding in the Issuer to Trencor’s shareholders on December 17, 2019. Trencor is a South African investment holding public company, listed on the JSE Limited in Johannesburg, South Africa.

(b)	Percent of Class:

5.3% (percentage ownership is based on 56,817,918 Common Shares issued and outstanding as of December 31, 2019 as reported in the Issuer’s Form 6-K, filed on February 11, 2020 with the U.S. Securities and Exchange Commission).

(c)	Number of shares as to which such persons have:

(i) Sole power to vote or to direct the vote:

See the response to Item 5 of the cover page for each Reporting Person.

(ii) Shared power to vote or to direct the vote:

See the response to Item 6 of the cover page for each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of:

See the response to Item 7 of the cover page for each Reporting Person.

(iv) Shared power to dispose or to direct the disposition of:

See the response to Item 8 of the cover page for each Reporting Person.

ITEM 5:	Ownership of Five Percent or Less of a Class.

Not applicable

ITEM 6:	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

ITEM 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

ITEM 8:	Identification and Classification of Members of the Group.

Not applicable

ITEM 9:	Notice of Dissolution of a Group.

Not applicable

ITEM 10	Certification.

Not applicable

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated February 14, 2020

TRENCOR LIMITED

By:	/s/ Hendrik Roux van der Merwe
Name:	Hendrik Roux van der Merwe
Title:	Director